DENMARK BANCSHARES, INC.

EXHIBIT 11.1

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2010	2009	2008
Net income	$3,441,686	$878,323	$3,791,233
Weighted average shares outstanding	118,917	119,002	119,053
Net income per share	$28.94	$7.38	$31.84